As Filed:  December 31, 1996                                       SEC File No.
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                       Registration Statement on Form S-3
                        Under the Securities Act of 1933

                         FORELAND CORPORATION
     (Exact Name of Registrant as Specified in its Charter)

     Nevada                 1070                        87-0422812
(State or other      (Primary Standard              (I.R.S. Employer
jurisdiction of      Industrial Classification      Identification No.)
incorporation or     Code Number)
organization)

  12596 West Bayaud, Suite 300, Lakewood, Colorado  80228-2019  (303) 988-3122
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 N. Thomas Steele, 12596 West Bayaud, Suite 300, Lakewood, Colorado  80228-2019
                                 (303) 988-3122
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

                                 James R. Kruse
                         KRUSE, LANDA & MAYCOCK, L.L.C.
                         50 West Broadway, Eighth Floor
                          Salt Lake City, Utah  84101
                           Telephone:  (801) 531-7090
                           Telecopy:  (801) 359-3954
                          CompuServe E-Mail 72204,1417

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.   /  /
        --

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.   /x/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   /  /
                                                           --   ----------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement
for the same offering.   /  /
                          --   ----------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                           --

                                             CALCULATION OF REGISTRATION FEE
=====================================================================================================

                                   Amount        Proposed Maxi-       Proposed Maxi-     Amount of
Title of Each Class of             to be          mum Offering        mum Aggregate      Registration
Securities Being Registered      Registered      Price Per Unit(1)    Offering Price          Fee
---------------------------   ----------------   -----------------    ----------------   ------------


Common Stock(2)                  1,158,151           $4.94              $5,721,266           $1,734

-----------------------------------------------------------------------------------------------------

(1) Bona fide estimate of maximum offering price solely for the purpose of calculating the registration fee. The offering price for the common stock being sold by selling stockholders is based on the closing sales price, as quoted on the Nasdaq SmallCapSM Market for the Registrant's Common Stock of $4.94 as of December 27, 1996 (rule 457(c)).
(2) Consists of shares to be held following the conversion of preferred stock of the Registrant and on exercise of common stock purchase warrants. Pursuant to rule 416, there are also being registered such additional securities as may become issuable as a result of the "antidilution" provisions of the preferred stock and warrants.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                            Page 1 of        pages.
                                      ------
            Exhibit index appears on consecutive page number       .
                                                             ------


     Subject to Completion - Preliminary Prospectus Dated December 31, 1996

                              FORELAND CORPORATION
                                  Common Stock

     This Prospectus relates to the public offer and sale by certain shareholders (the "Selling Stockholders") of an aggregate of up to 970,019 shares of common stock, par value $0.001 per share (the "Common Stock"), of Foreland Corporation, a Nevada corporation (the "Company"), plus up to an additional 188,132 shares of Common Stock that may be issued as a result of a decrease in the market price of the Common Stock and other factors. (See "SELLING STOCKHOLDERS" and "DESCRIPTION OF SECURITIES.")

     The Selling Stockholders will offer their Common Stock through or to securities brokers or dealers designated by them in the over-the-counter market or in other transactions negotiated by the Selling Stockholders. Any such sale of Common Stock by a Selling Stockholder must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless a Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholders and any broker, dealer, or agent that participates with the Selling Stockholders in the sale of the Common Stock offered hereby may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions or discounts received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions under the Securities Act. (See "SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION.")

     The Company's Common Stock is included on the Nasdaq SmallCapSM Market ("Nasdaq") under the symbol "FORL." On December 27, 1996, the closing sales price for the Company's Common Stock on Nasdaq was $4.94.
    THE ACQUISITION AND OWNERSHIP OF THE COMMON STOCK INVOLVE A HIGH DEGREE
        OF RISK.  THE COMMON STOCK SHOULD BE PURCHASED ONLY BY INVESTORS
      WHO ARE ABLE TO AFFORD THE RISK OF LOSS OF THEIR ENTIRE INVESTMENT.
                        (SEE "RISK FACTORS" ON PAGE 8.)
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER REGULATORY AUTHORITY, NOR HAS THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR REGULATORY AUTHORITY PASSED
               ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR
           ENDORSED THE MERITS OF THIS OFFERING.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


                           Price to         Offering           Proceeds to        Proceeds to
                           Public(1)     Commissions(2)   Selling Stockholders    Company(3)

By Selling Stockholders
  Per Share                $ 4.94             --              $  4.94                --
  Total(4)                 $4,789,474         --              $4,789,474             --

(1) The price per share for the securities offered by the Selling Stockholders is estimated at the closing sales price quoted by Nasdaq for the Common Stock at $4.94 on December 27, 1996. The Common Stock may be offered at the current market price, which may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholder and the purchaser at the time of sale. (See "ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS" in the Company's 1995 Form 10-K.)
(2) The securities to be sold by Selling Stockholders may be sold by them through or to securities brokers or dealers, which sales may involve the payment of commissions by the Selling Stockholders. There is no agreement between the Company and any broker or dealer respecting such sales.
(3) Does not reflect expenses of this offering payable by the Company estimated at $20,000. (See "PLAN OF DISTRIBUTION" below.)
(4) The total figures reflect an aggregate of 970,019 shares of Common Stock issuable by the Company on conversion of the 1996-4 Preferred Stock and exercise of warrants as if currently convertible and exercisable and based on the current market price of the Common Stock. An additional 188,132 shares of Common Stock are being registered to cover any additional shares issuable due to a decrease in the market price of the Common Stock at the conversion date and other factors.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                The date of this Prospectus is           , 1997.
                                               ----------


     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. However, the Company will receive proceeds upon the exercise of warrants held by Selling Stockholders prior to the sale of Common Stock issuable on such exercise. (See "USE OF PROCEEDS.") In connection with this offering, the Company estimates that it will incur costs of approximately $20,000 for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholders will be borne by them. Commissions or discounts paid in connection with the sale of securities by the Selling Stockholders will be determined by negotiations between them and the broker-dealer through or to which the securities are to be sold and may vary depending on the broker-dealers' commission or mark up schedule, the size of the transaction, and other factors. (See "PLAN OF DISTRIBUTION" below.)

                       ADJUSTMENTS FOR RECENT STOCK SPLIT

     All share and per share data in this Prospectus have been adjusted to reflect a 3-for-1 reverse stock split of the Common Stock effective on June 15, 1996.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's annual report on Form 10-K for the year ended December 31, 1995 ("1995 Form 10-K"), and quarterly reports on Form 10-Q for the quarters ended March 31, 1996 ("March 1996 Form 10-Q"), June 30, 1996 ("June 1996 Form 10-Q"), and September 30, 1996 ("September 1996 Form 10-Q"), are incorporated herein by reference.

     All documents subsequently filed by the Company pursuant to section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to termination of the offering shall be deemed to be incorporated by reference into this
Prospectus.   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than certain exhibits to such documents. Requests for such copies should be directed to Shareholder Relations, Foreland Corporation, Union Terrace Office Building, 12596 West Bayaud, Suite 300, Lakewood, Colorado 80228-2019; telephone (303) 988-3122.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference hereby is made. Each statement made in this prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. Any interested party may inspect the Registration Statement and its exhibits, as well as the other reports and information filed by the Company, without charge, at the public reference facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Any interested party may obtain copies of all or any portion of the Registration Statement and its exhibits we well as the other reports and information filed by the Company at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains an internet site that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the SEC at http://www.sec.gov.

     No person is authorized to give any information or make any representation not contained in this Prospectus and, if given or made, such information or representation should not be relied on as having been authorized.


                            SUMMARY AND INTRODUCTION

     The following summary is qualified in its entirety by the more detailed information, including the financial statements and notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein.

     Unless otherwise indicated, all information herein relating to oil and gas reserves has been calculated in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC").

     Each prospective investor is urged to read this Prospectus in its entirety, particularly the matters set forth under "RISK FACTORS."

The Company

     The Company is engaged in the exploration for oil in the Great Basin and Range geologic province in Nevada (the "Great Basin"), an area that management believes is one of the most promising unexplored onshore domestic areas with potential for the discovery of major oil reserves. In continuing to advance this exploration since its organization in 1985, the Company's strategy is to generate exploration prospects with the most recent generally available scientific techniques, expand and improve the Company's strategic land position, and establish arrangements with other oil exploration firms active in Nevada to obtain additional scientific data, leases, and funding. To date, the Company has confirmed its exploration concepts through the discovery of the North Willow Creek and Tomera Ranch fields in Pine Valley, and the Ghost Ranch field in Railroad Valley, all of which are in the early stages of evaluation with limited oil production and limited proved reserves.

     The Company has access to a large geophysical and geological data base generated by its own efforts and that of others, including Gulf Oil Corporation ("Gulf"), Exxon USA, Inc. ("Exxon"), Parker & Parsley Petroleum Company (successor-in-interest to Santa Fe Energy Resources, Inc.) ("P&P"), Mobil Exploration and Producing USA, Inc. ("Mobil"), Chevron USA, Inc. ("Chevron"), and Enserch Exploration, Inc., and Berry Petroleum Company ("Enserch/Berry"). This data base includes over 1,500 line miles of two dimensional ("2-D") seismic data, much of it reprocessed with new analytical computer programs, newly acquired high resolution three dimensional ("3-D") seismic surveys, and gravity data, all of which are being integrated with subsurface data obtained through drilling.

     With a continuous leasing program since 1986, the Company has established what management believes to be one of the larger property positions in Nevada's most promising prospect areas, with approximately 165,800 gross acres under lease. The leasing program continues as the Company acquires leases in favorable new prospect areas and relinquishes leases with less potential.

     Effective in March 1993 the Company entered into an agreement with Enserch/Berry that designated the Company as operator to undertake a three-year, six-well joint exploration program on approximately 91,000 gross acres in four separate prospect areas in Pine, Diamond, Little Smoky, and Antelope Valleys of northeastern Nevada. Both the Company and Enserch/Berry contributed acreage and data and provided 50% of the required funds for drilling and acquiring additional acreage and data. In July 1996, the Company negotiated an agreement to terminate the exploration agreement with Enserch/Berry. The new agreement requires Enserch/Berry to assign to the Company all of their interest in 46,400 gross acres in Pine, Little Smoky, and Antelope Valleys. The Company also received all of the right, title and interest to over 57 line miles of jointly acquired seismic data in those valleys, a license to over 61 miles of Enserch/Berry proprietary seismic, and an option to acquire an additional 100 miles of seismic in Pine Valley, Nevada.

     In July 1993, the Company acquired an approximately 2,800 gross acre lease in Railroad Valley, Nevada, which included a portion of the Eagle Springs field with nine wells, then shut in, and one water injection well. In September 1994, the Company, with Plains Petroleum Operating Company, which was acquired in August 1995 by Barrett Resources Corporation (together, "Barrett"), acquired from Kanowa Petroleum, Inc., its interest in a 240-acre lease on the remainder of the Eagle Springs field with three wells with limited intermittent production and related equipment. Since the Company acquired the Eagle Springs field, it has reworked eight wells to return them to production, drilled a new water injection well, and replaced and improved surface equipment to handle increased production and to lower long term operating costs. Under the agreement with Barrett, the company drilled and placed into production three wells in the Eagle Springs field in 1994 and early 1995. Five additional wells, for a total of eight new wells, were drilled and placed into production by the Company and Barrett in 1995. As of December 31, 1995, the Eagle Springs field had estimated net remaining proved reserves of 1,989,300 barrels of oil with future net cash flows discounted at 10% to present value of $6,148,500. (See "ITEM 1. BUSINESS-Eagle Springs" in the Company's 1995 Form 10-K.)

     In August 1994, the Company entered into an agreement with Barrett under which Barrett agreed to provide, in successive phases, approximately $1,920,000 of the next $2,400,000 in drilling to earn a 40% interest in the Company's Eagle Springs producing properties and obtained the right to participate in other specified Company exploration projects under agreed terms. Barrett elected to earn an interest in the Company's acreage in an area of mutual interest in the North Humbolt prospect, but declined further participation in the Dixie Flats prospect in Huntington Valley and in the Pine Valley 3-D survey. (See "ITEM 1. BUSINESS-Barrett Agreement" in the Company's 1995 Form 10-K.) On November 15, 1996, the Company acquired the 40% interest in the Eagle Springs field then held by Barrett, resulting in the Company owning 100% of the Eagle Springs field.
The source of the $2.4 million purchase price was approximately $1.4 million from net proceeds received from the sale of equity securities during November 1996, and $1 million drawn under the Company's recently established bank credit facility with Colorado National Bank, Denver, Colorado.

     In January 1996, the Company entered into a revised agreement with Hugoton Energy Corporation and Maxwell Petroleum, Inc. ("Hugoton/Maxwell"), respecting exploration of the Pine Creek prospect in Pine Valley, Nevada. Under the agreement, the Company and Hugoton/Maxwell each agreed to assign to the other certain acreage to consolidate the Company's position in the prospect area; Hugoton/Maxwell agreed to pay for a one-year extension of the leasehold assigned by it; the Company agreed to initiate a well on the federal acreage assigned, in order to obtain a two-year extension; and Hugoton/Maxwell agreed to complete and pay for a 3-D seismic study in the area or pay the Company $75,000 as liquidated damages.

     The Company has tied onto an existing production string and has completed testing the Deadman Creek #44-13 well drilled in Toano Draw on acreage on which the Company holds a lease under an agreement with P&P. Oil has been tested at rates of 20 to 40 barrels per day. The oil is high gravity and low pour point. Based on the test results, the Company is acquiring the surface equipment required to place this well into production, which should commence by May 1997.

     The Ghost Ranch #48-35 Discovery Well that reached total depth in late July 1996, has been tested at an average of approximately 700 barrels of oil per day during simulated production testing, which included hot diesel injection and swabbing. During September 1996, while awaiting the installation of surface production equipment, the well was free flow tested at a continuously increasing rate from 160 to nearly 500 barrels of oil per day. Tank battery construction was completed in mid November and the well is flowing at a rate of 200 to 250 barrels of oil per day. The Ghost Ranch #58-35 well, the first offset to the Ghost Ranch #48-35 Discovery Well, initially demonstrated excellent fluid deliverability, with test rates in excess of 5,000 barrels of fluid per day. However, after testing a heavy, viscous oil and water, the Company determined that the water cut was too high to economically produce and the well was plugged. Future drilling is planned to evaluate this reservoir in an updip position. The Ghost Ranch #38-35 well has been permitted west of the Ghost Ranch #48-35 Discovery Well to test the same reservoir that produces at the discovery well. The Company intends to begin drilling the Ghost Ranch #38-35 well by early January 1997. The Company has a 60% working interest in the Ghost Ranch field and is the operator. Barrett continues to hold the remaining 40% working interest.

     The Pine Creek Exploration Well encountered oil and gas shows in several zones and the Devonian carbonates and Tertiary sections to a depth of approximately 9,700 feet. A high gravity, low pour point oil was recovered from the well, but the water cut was too high to economically produce the well. The Company and each other owner of the working interests have agreed to obtain 3-D seismic data of a 16.75 square mile area which will be used to locate further drill sites. The Company has a 56.25% working interest in this project.

     The Company's management and technical team consists of individuals with a broad mix of formal education and over 70 years of combined Nevada exploration experience, including positions with major oil companies such as Gulf, Amoco, and Chevron, all Nevada oil exploration pioneers. (See "ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT" in the Company's 1995 Form 10-K.)

     The Company's principal executive offices are located at 12596 West Bayaud, Suite 300, Lakewood, Colorado 80228-2019 and its telephone number is (303) 988-3122.

Recent Sale of Securities

     1996 Private Placement. The Company issued 500 shares of preferred stock designated as the 1996 Series 6% Convertible Preferred Stock (the "1996 Preferred Stock") in a private placement completed in March 1996 for which the Company received net proceeds of approximately $448,000. The Company issued to the placement agent in such offering 25 shares of 1996 Preferred Stock and warrants to purchase 18,234 shares of Common Stock at an exercise price of $4.50, after giving effect to the reverse stock split, subject to adjustment in certain circumstances based on the market price of the Common Stock at the time of exercise. All but 12.5 shares of the 1996 Preferred Stock were subsequently converted into 197,945 shares of Common Stock (including accrued dividends).
The 12.5 shares of 1996 Preferred Stock remaining outstanding, with an aggregate liquidation preference of $12,500, are convertible at any time before March 31, 1998, into 3,333 shares of Common Stock, after giving effect to the reverse stock split, subject to adjustment in certain circumstances based on the market price of the Common Stock at the time of conversion.

     1996-2 Private Placement. The Company issued 1,700 shares of 1996-2 Preferred Stock in a private placement completed in May 1996 for which the Company received net proceeds of approximately $1,640,500. All of the shares of 1996-2 Preferred Stock were subsequently converted into 708,590 shares of Common Stock (including accrued dividends).

     1996-3 Private Placement. The Company issued 2,775 shares of 1996-3 Preferred Stock in a private placement completed in July 1996 for which the Company received net proceeds of approximately $2,509,000. All of the shares of 1996-3 Preferred Stock were subsequently converted into 815,936 shares of Common Stock (including accrued dividends).

     1996-4 Private Placement. The Company issued 255 shares of 1996-4 Preferred Stock in a private placement completed in November 1996 for which the Company received net proceeds of approximately $2,310,000. The 1996-4 Preferred Stock becomes convertible 15% on March 20, 1997, and 15% each month thereafter; provided that, until September 20, 1997, no more than 20% of the aggregate number of shares may be converted during any 30 day period. All of the 1996-4 Preferred Stock will be automatically converted on November 20, 1998. Each share of 1996-4 Preferred Stock is convertible into 1,333 shares of Common Stock, plus an accretion at 8% per annum, subject to adjustment in certain circumstances based on the market price of the Common Stock at the time of conversion. The Company will issue to each holder of 1996-4 Preferred Stock who converts his or her shares after November 20, 1997, a warrant (the "Investor Warrants") to purchase a number of shares of Common Stock, depending on the dates on which such shares of 1996-4 Preferred Stock are converted. Each share of 1996-4 Preferred Stock converted on November 20, 1997, will entitle the holder thereof to receive an Investor Warrant to purchase 1,111 shares of Common Stock at an exercise price of $9.00 per share. The number of shares and the exercise price of the Investor Warrants issued thereafter shall be adjusted ratably each day until November 20, 1998, when each share of 1996-4 Preferred Stock converted on such date will entitle the holder thereof to receive an Investor Warrant to purchase 1,333 shares of Common Stock at an exercise price of $7.50 per share.

     The Company issued to the placement agent in the 1996-4 Preferred Stock offering warrants (the "Placement Agent Warrants") to purchase 29,353 shares of Common Stock at an exercise price of $7.50 per share, subject to adjustment in certain circumstances based on the market price of the Common Stock at each anniversary date of the issuance of the Placement Agent Warrants.

     This Prospectus relates to the resale of the Common Stock issuable by the Company on the conversion of the 1996-4 Preferred Stock and on exercise of the Investor Warrants and the Placement Agent Warrants.

(See "DESCRIPTION OF SECURITIES" below.)

Capitalization

     The following table shows the capitalization of the Company as of September 30, 1996, and as adjusted to give effect to the issuance of 40,528 shares of Common Stock on conversion of outstanding shares of Preferred Stock, the issuance of 194,594 shares of Common Stock on exercise of warrants for net proceeds of approximately $858,000 and the application of the net proceeds therefrom, and the issuance of 255 shares of 1996-4 Preferred Stock for net proceeds of approximately $2,310,000 and the application of the proceeds therefrom:

                                                                   September 30, 1996
                                                                ------------------------

                                                                Historical   As Adjusted
                                                                ------------------------

Current portion of long term debt                               $   4,684    $    4,684
                                                                =========    ==========

Long term debt, net of current portion                          $  19,539    $   19,539
                                                                ---------    ----------


Stockholders' Equity
  Preferred Stock, par value $0.001 per share, 5,000,000
  shares authorized
       1991 Convertible Preferred Stock, 40,000 shares
  issued and outstanding                                               40            40
       1994 Convertible Redeemable Preferred Stock,
          177,140 and 165,140 shares issued and outstanding,
          respectively                                                177           165
       1995 Convertible Redeemable Preferred Stock,
          713,334 and 613,334 shares issued and outstanding,
          respectively                                                713           613
       1996 Series 6% Convertible Preferred Stock,
          25 and 12.5 shares issued and outstanding,
          respectively                                                 --            --
       1996-4 Series Preferred Stock, 0 and 255 shares
          issued and outstanding, respectively                         --            --
  Common Stock, par value $0.001 per share, 50,000,000 shares authorized, 7,003,055 and 7,238,177 shares outstanding
       issued and outstanding, respectively                         7,003         7,238
  Additional paid in capital                                   28,673,875    31,861,459
  Less note and stock subscriptions receivable                 (1,144,434)   (1,144,434)
  Accumulated deficit                                         (20,700,021)  (20,700,021)
                                                               -----------   ----------

  Total stockholders' equity                                    6,837,353    10,025,060
                                                               ----------    ----------

       Total capitalization                                    $6,856,892   $10,044,599
                                                               ==========   ===========


The Offering

Securities offered by Selling Stockholders.............  970,019 shares of Common Stock(1)

Common Stock outstanding before the offering...........  7,238,177 shares

Common Stock outstanding after the offering............  8,208,196 shares(1)

Common Stock reserved for issuance.....................  2,576,042 shares(2)

Fully diluted Common Stock.............................  10,784,238 shares(2)

Nasdaq Symbols:
 Common Stock .........................................  FORL
 L Warrants ...........................................  FORLL

(1) The 970,019 shares of Common Stock offered by Selling Stockholders, plus up to an additional 188,132 shares that may be issued in certain circumstances, are issuable on conversion of the 1996-4 Preferred Stock or exercise of the Investor Warrants and the Placement Agent Warrants. The figures in the table assume that all of the 1996-4 Preferred Stock is convertible at a conversion price equal to the current market price of the Common Stock and that Investor Warrants were issued as if all of the 1996-4 Preferred Stock were converted on November 20, 1997. If all of the 1996-4 Preferred Stock is converted into Common Stock on or after November 20, 1997, and all Investor Warrants and Placement Agent Warrants in this offering are exercised, the Company would receive gross proceeds of $2,770,145.
(2) Consists of (i) up to 276,157 shares of Common Stock issuable on the conversion of outstanding shares of Preferred Stock; (ii) up to 1,775,552 shares of Common Stock issuable on the exercise of outstanding options and warrants at a weighted average exercise price of $10.27 per share; and
     (iii) up to 524,333 shares of Common Stock issuable on the exercise of outstanding options subject to vesting requirements at a weighted average exercise price of $4.94 per share. (See "ITEM 11. EXECUTIVE COMPENSATION," "ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," and "ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," in the Company's 1995 Form 10-K, and "DESCRIPTION OF SECURITIES-Preferred Stock, Warrants, and Options Outstanding" below.)

     The board of directors has authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders, and it is likely that additional securities will be issued to provide future financing. The issuance of additional securities could dilute the percentage interest and per share book value of existing shareholders, including persons purchasing securities in this offering. (See "DESCRIPTION OF SECURITIES" below.)

Use of Proceeds

     The issued and outstanding shares of 1996-4 Preferred Stock and warrants held by or to be issued to Selling Stockholders must be converted or exercised into shares of Common Stock prior to the resale of the Common Stock offered by the Selling Stockholders pursuant to this Prospectus. The Company will receive no net proceeds from the conversion of the 1996-4 Preferred Stock or from the sale by the Selling Stockholders of the Common Stock issuable on such conversion or exercise. Proceeds received by the Company on the exercise of warrants, aggregating $2,770,145 if all 1996-4 Preferred Stock is converted on or after November 20, 1997, and all warrants held by or to be issued to Selling Stockholders are exercised, will be used by the Company to pay general and administrative expenses, to the extent not funded from operating revenue, and for additional drilling, geological and geophysical data gathering, or lease acquisition. If all options and warrants held by persons other than the Selling Stockholders were exercised to acquire 2,299,884 shares of Common Stock, the Company would receive proceeds of $20,818,711. There can be no assurance that any of the outstanding options or warrants will be exercised to provide any proceeds therefrom to the Company.

Risk Factors

     Offerees should not purchase these securities without carefully reading and considering the risks involved and unless they are willing and able to accept the complete loss of their investment. The securities offered hereby are speculative and involve an unusually high degree of risk. (See "RISK FACTORS" below.)

No Dividends

     The Company has not paid dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.


                                  RISK FACTORS

     The purchase of the Common Stock involves certain risks. Prospective purchasers should consider, in addition to the negative implications of the other information and financial data set forth herein or incorporated herein by reference, the following risk factors before making an investment in the Common Stock.

     This document and all Company disclosures, including periodic reports filed with the Commission, contain certain forward-looking statements and information relating to the Company that are based on the beliefs of Company management as well as assumptions made by and information currently available to Company management. When used herein and in other Company disclosures, the words "anticipate," "believe," "estimate," "expect," "intend," and similar expressions, as they relate to the Company or Company management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or intended. The Company does not intend to update these forward-looking statements.

Risks Related to the Business of the Company

     Concentration of Risks Resulting From Barrett Acquisition

     Prior to the acquisition of the 40% interest in the Eagle Springs field from Barrett, the Company diversified the economic risks associated with drilling and the other activities in the Eagle Springs field because, as a 40% working interest owner, Barrett was responsible for 40% of all costs. As a result of the acquisition of Barrett's interest in November 1996, the Company assumed the cost and associated risk of 100% of operations in the Eagle Springs field.

     Company's Ability to Continue as a Going Concern/Shortages of Working Capital and Continuing Losses

     The Company has incurred losses of $20,700,021 since its inception in 1985 and expects that its accumulated deficit will increase. During 1994 the Company experienced a net loss of $4,453,718. These losses continued, with a loss of $2,275,565 for the year ended December 31, 1995, and a loss of $1,426,544 for the first nine months of 1996. The Company anticipates continuing losses through the balance of 1996. Based on current production and oil prices, management believes that its production revenue is now sufficient to meet its fixed and recurring operating costs. The Company will also incur substantial additional exploration costs, depending on the level of its drilling activity, which may vary dramatically from quarter to quarter. The Company's independent auditor's report on the financial statements for the year ended
December 31, 1995, as for preceding fiscal years, contains an explanatory paragraph as to the Company's ability to continue as a going concern. (See "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" and "ITEM 7.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION" in the Company's 1995 Form 10-K and March, June, and September 1996 Form 10-Qs.)

     Additional Possible Expenses Related to Capitalized Costs

     The Company includes in oil and gas properties on its balance sheets costs of wells in progress, which are capitalized until a decision is made to plug and abandon or, if the well is still being evaluated, until one year after reaching total depth, at which time such costs are charged to expense, even though the well may subsequently be placed into production. At September 30, 1996, oil and gas properties included approximately $450,000 related to a well in progress that was subsequently evaluated as a dry hole. Accordingly, these costs will be charged to operations in the fourth quarter of 1996. The Company also charges to expense the amount by which the total capitalized cost of proved oil and gas properties exceeds the total undiscounted net present value of related reserves. As a result of the foregoing policies, the Company expects that from time to time capitalized costs will be charged to expense based on management's evaluation of specific wells or properties or the disposition, through sales or conveyances of fractional interests in connection with industry sharing arrangements, of property interests for consideration in amounts that have the effect of reducing the Company's total undiscounted net present value of oil and gas properties below the total capitalized cost of proved oil and gas reserves. As part of the Company's evaluation of its oil and gas properties in connection with the preparation of the Company's annual financial statements, the Company obtains an engineering evaluation of its reserves based on current engineering information, oil and gas prices, and production costs, which may result in material changes in the total undiscounted net present value of the Company's oil and gas reserves. The Company would be required to charge to expense the amount by which the total capitalized cost of proved oil and gas properties exceeds the amount of such undiscounted net present value of the Company's oil and gas reserves. (See "ITEM 1. BUSINESS-Oil Properties" in the Company's 1995 Form 10-K.)

     Dependence on Joint Exploration Arrangements with Industry Participants

     The Company has entered into a number of joint exploration agreements with industry participants to obtain leases, scientific data, and funds for drilling and other exploration. These agreements typically set forth obligations that the Company must perform timely in order to earn specified property interests, permit funding participants to terminate their participation at specified points during the exploration program, and condition continuation of joint efforts on obtaining satisfactory results. If such a participant elects not to continue with respect to any well, the Company would be required to fund all of the costs of such well, in which case it would be dependent on proceeds from the sale of securities and production revenue, which would delay or limit planned drilling.

     Limited Production Revenue

     The Company has only recently established revenue from oil production from its Eagle Springs, Nevada, property acquired during 1993, and its Ghost Ranch field. Production from current wells is inadequate to cover any costs of exploration. However, based on current production and oil prices, management believes that its production revenue is now sufficient to meet its current fixed and recurring operating costs. There can be no assurance, however, that ongoing oil production in commercial quantities will continue, that oil prices will not decrease dramatically, or that oil reserves will be proved as a result of the Company's exploration efforts. (See "ITEM 1. BUSINESS" in the Company's 1995 Form 10-K.)

     Limited Commercial Drilling Success to Date

     Despite the expertise of management, the significant amount of data that the Company has collected with respect to Nevada, and the expenditure of several million dollars in property acquisition, data collection, and exploration since 1985, the Company has established only limited reserves and developed limited ongoing production as a result of its drilling program. The Ghost Ranch discovery well, which was placed into production recently, is the first exploration test by the Company that has resulted in significant ongoing production. The oil production from the Eagle Springs field was acquired by the Company in 1993 and, except for the increased production resulting from certain reworking of existing wells, did not result from the Company's exploration or drilling activities. Although the Company began to receive oil production revenue from the Eagle Springs field in early 1994 and from the Ghost Ranch well in mid 1996, the Company's success will continue to depend on the results of drilling, evaluation, and testing of its various prospects. (See "ITEM 1. BUSINESS" in the Company's 1995 Form 10-K and "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" in the Company's 1995 Form 10-K and March, June, and September 1996 Form 10-Qs.)

     Need for Additional Funds

     The nature, extent, and cost of exploring prospects in the Great Basin province over several years cannot be predicted, but the total cost could amount to tens of millions of dollars. Because of the size of the total exploration possibilities and the Company's limited resources, it is likely that the interest of the Company's shareholders in the Company and the interest of the Company in its drilling prospects will continue to be diluted substantially as the Company continues to obtain funding through the sale of additional securities or through sharing arrangements with industry participants. There can be no assurance that exploration funds will be available to the Company when required or, if available, that such funds can be obtained on terms acceptable or favorable to the Company. (See "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" and "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION" in the Company's 1995 Form 10-K and March, June, and September 1996 Form 10-Qs.)

     Concentration of Activities in Frontier Area

     Management of the Company has focused its efforts on acquiring lease positions, developing data, and exploring and drilling in the Great Basin area of Nevada, a largely unproved and unexplored geological province. While the Company holds exploration rights to a significant number of acres, its holdings are insignificant when compared to the size of the potential geological area. Other than in the Eagle Springs field and Ghost Ranch field, no significant ongoing commercial production of oil has been established on the Company's properties. In addition, the areas targeted by the Company, other than the Eagle Springs field and Ghost Ranch field, have geological, geophysical, drilling, completion, and production problems which to date have prevented the Company and others with larger exploration budgets from developing or establishing significant production or reserves. There is no assurance that these problems can be overcome or that the Company's drilling program will be commercially successful. (See "ITEM 1. BUSINESS" in the Company's 1995 Form 10-K.)

     Dependence on Key Employees

     The business of the Company is dependent on its management and technical team and their substantial Nevada exploration experience, the loss of any one of whom could adversely affect the Company's proposed activities. The Company does not have and does not intend to acquire key man life insurance on any of its executives. (See "ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT" in the Company's 1995 Form 10-K.)

     Speculative Nature of Oil and Gas Industry

     Exploration for oil is a highly speculative business. There is no way to know in advance of drilling and testing whether any prospect will yield oil in sufficient quantities to be economically feasible. The completion of a well for production or the initiation of production in paying quantities does not necessarily mean that the well will be economic because it may not produce sufficient revenues to recover related costs and generate a financial return to the Company.

     High Operating Costs

     The costs of exploring, drilling, producing, and transporting are higher in the geological province targeted by management than they would be in a more fully developed oil producing area. Access roads to drilling targets over relatively long distances frequently have to be completed, drilling equipment and services typically must be brought in from considerable distances, and there is no collection pipeline so that any oil that is produced must be trucked to a refinery, the nearest of which is in Salt Lake City, Utah, a distance of several hundred miles. (See "ITEM 1. BUSINESS-Oil Properties" in the Company's 1995 Form 10-K.)

     Uncertainty of Reserve Estimates and Future Net Revenues

     There are numerous uncertainties inherent in estimating quantities of proved oil reserves. The estimates in the 1995 Form 10-K which are incorporated into this Prospectus are based on various assumptions relating to rates of future production, timing and amount of development expenditures, oil prices and the results of planned development work. Actual future production rates and volumes, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil reserves may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could materially and adversely affect future reserve estimates. In addition, such reserves may be subject to downward or upward revision based upon production history, results of future development, prevailing oil prices and other factors. (See "ITEM 2. PROPERTIES" and "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION-Liquidity and Capital Resources" in the Company's 1995 Form 10-K.)

     Dependence on Oil Prices

     The Company's oil exploration and production activities are dependent on the prevailing price for oil, which is beyond the Company's control or influence, and there is no assurance that the Company's wells can be produced at levels in excess of related production costs. Oil prices have increased materially during 1996, but there can be no assurance that such prices will continue. Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to any of the following factors: relatively minor changes in the supply of and demand for oil and gas; market uncertainty; political conditions in international oil producing regions; the extent of domestic production and importation of oil; the level of consumer demand; weather conditions; the competitive position of oil or gas as a source of energy as compared with coal, nuclear energy, hydroelectric power, and other energy sources; the refining capacity of prospective oil purchasers; the effect of federal and state regulation on the production, transportation and sale of oil; and other factors, all of which are beyond the control or influence of the Company. In an effort to limit the adverse effects of extreme declines in oil prices, the Company has entered into agreements with Crysen Refining, Inc., Salt Lake City, Utah, to sell oil from its currently producing fields through August 1997 at minimum fixed prices and with Petro Source Corporation, Salt Lake City, Utah, to sell oil from a portion of the Ghost Ranch field through August 1997. Notwithstanding these agreements, adverse changes in the market or regulatory environment would likely have an adverse effect on the Company's ability to obtain funding from lending institutions, industry participants, the sale of additional securities, and other sources. (See "ITEM 1. BUSINESS-Oil Properties" in the Company's 1995 Form 10-K.)

     Operating Risks and Uninsured Hazards

     Oil drilling involves hazards such as fire, explosion, pipe failure, cave in, collapse, encountering unusual or unexpected formations, pressures, and other conditions, environmental damage, personal injury, and other occurrences that could result in the Company incurring substantial losses and liabilities to third parties. As is customary in exploration arrangements with other energy companies under which specified drilling is to be conducted, the operator is required to purchase and pay for insurance against risks customarily insured against in the oil and gas industry by others conducting similar activities. (See "ITEM 1. BUSINESS-Operational Hazards and Insurance" in the Company's 1995 Form 10-K.) Nevertheless, the Company may not be insured against all losses or liabilities that may arise from all hazards because such insurance is unavailable at economic rates, because the operator has not fulfilled its obligation to purchase such insurance, or because of other factors. Any uninsured loss could have a material adverse effect on the Company.

     Risks of Adverse Weather

     The Company's activities are subject to periodic interruptions due to weather conditions, which may be quite severe at various times of the year. Periods of heavy precipitation make travel to exploration or drilling locations difficult and/or impossible, while extremely cold temperatures limit or interrupt drilling, pumping, and/or production activities or increase operating costs.

     Intense Competition in Oil and Gas Industry

     The acquisition and exploration of oil and gas prospects are highly competitive. Many of the Company's current and potential competitors engaged in oil exploration in the Great Basin of Nevada have greater financial resources, broader exploration programs, and a greater number of managerial and technical personnel. Because the Company's resources will be limited even on successful completion of this offering, there can be no assurance that it will be able to compete effectively in the exploration for oil in Nevada. (See "ITEM 1. BUSINESS-Competition and Markets" in the Company's 1995 Form 10-K.)

     Environmental and Other Governmental Regulation

     Oil and gas exploration and production are subject to comprehensive federal, state, and local laws and regulations controlling the exploration for and production and sale of oil and gas and the possible effects of such activities on the environment. To date, the Company has not been required to expend significant resources in order to satisfy applicable environmental laws and regulations respecting its own activities. Although management believes that the Company has substantially completed certain remediation work that it agreed to undertake in connection with the acquisition of the Eagle Springs field, there can be no assurance that additional work may not be required. In addition, present, as well as future, legislation and regulations could cause additional expenditures, restrictions, and delays in the Company's business, the extent of which cannot be predicted and which may require the Company to limit substantially, delay or cease operations in some circumstances or subject the Company to various governmental controls. From time to time, regulatory agencies have proposed or imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. Because federal energy and taxation policies are subject to constant revisions, no prediction can be made as to the ultimate effect of such governmental policies and controls on the Company. (See "ITEM 1. BUSINESS-Government Regulation" in the Company's 1995 Form 10-K.)

General Risks Relating to Offering

     Volatility of Common Stock

     The market price for the Common Stock has been volatile in the past and could fluctuate significantly in response to the results of specific exploration drilling tests, variations in quarterly operating results and changes in recommendations by securities analysts. Further, the trading volume of the Common Stock is relatively small, and the market for the Common Stock may not be able to efficiently accommodate significant trades on any given day. Consequently, sizable sales or purchases of the Common Stock have in the past, and may in the future, cause volatility in the market price of the Common Stock to a greater extent than in other more actively traded securities. Until more trading volume develops, larger transactions may not be able to be closed at the then current market price for the Common Stock. In addition, the securities markets regularly experience significant price and volume fluctuations that are often unrelated or disproportionate to the results of operations of particular
companies.   These broad fluctuations may adversely affect the market price of the Common Stock. See "ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS" in the Company's 1995 Form 10-K.

     Substantial Warrants and Options Outstanding

     The Company has issued to employees, officers, directors, and others providing services to the Company vested options to purchase up to 957,667 shares of Common Stock with exercise prices ranging from $3.93 to $9.00 per share. Options to purchase a total of 282,000 shares contain a provision that, on exercise, the holder is granted a new option covering the number of shares for which the prior option was exercised, with the exercise price of the new option fixed at the then fair market value of the Common Stock. In addition, the Company has outstanding options held by unrelated third parties to purchase 126,666 shares of Common Stock at prices ranging from $3.75 per share to $9.75 per share and warrants to purchase a total of 630,025 shares of Common Stock at a weighted average exercise price of $19.47 per share, including warrants held by Selling Stockholders to purchase 29,353 shares. The existence of such options and warrants may prove to be a hindrance to future financing by the Company, and the exercise of options and warrants may further dilute the interests of the stockholders. The possible future sale of Common Stock issuable on the exercise of such options and warrants could adversely affect the prevailing market price of the Company's Common Stock. Further, the holders of options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. (See "DESCRIPTION OF SECURITIES-Preferred Stock, Warrants, and Options Outstanding" below and "ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Company's 1995 Form 10-K.)

     Issuance of Additional Common Stock

     The Company has authorized 5,000,000 shares of Preferred Stock, par value $0.001 per share, and 50,000,000 shares of Common Stock, par value $0.001 per share. As of the date of this prospectus, 7,238,177 shares of Common Stock were issued and outstanding, and 3,734,193 additional shares were reserved for issuance on the exercise or conversion of options, warrants, and shares of Preferred Stock issued and outstanding or issuable on exercise of placement agent warrants. The Company's board of directors also has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. Any such issuance will dilute the percentage ownership of shareholders and may further dilute the book value of the Company's Common Stock.

     Preferential Rights of Preferred Stock Outstanding

     The Company has 40,000 shares of 1991 Preferred Stock, 165,140 shares of 1994 Preferred Stock, 613,334 shares of 1995 Preferred Stock, 12.5 shares of 1996 Preferred Stock, and 255 shares of 1996-4 Preferred Stock issued and outstanding. The 1991 Preferred Stock has a liquidation preference of $1.25 per share, the 1994 Preferred Stock has a liquidation preference of $2.00 per share, the 1995 Preferred Stock has a liquidation preference of $1.50 per share, the 1996 Preferred Stock has a liquidation preference of $1,000 per share and the 1996-4 Preferred Stock has a liquidation preference of $10,000 per share. On liquidation or termination of the Company, an aggregate of $3,862,782 in assets would be distributed to the holders of the currently issued and outstanding Preferred Stock, after payment of all of the Company's obligations, prior to any distribution to the holders of Common Stock. The 1991, 1994 and 1995 Preferred Stock vote as a single class with the Common Stock, and the 1996 Preferred Stock and 1996-4 Preferred Stock do not vote, except as otherwise required by the corporate statutes of Nevada. If the Company seeks to amend its certificate of incorporation to change the provisions relating to the Preferred Stock or to approve a merger containing provisions that would require a class vote if they were contained in an amendment to the certificate of incorporation, the approval of each class of Preferred Stock affected thereby, voting as a separate class, will be required. Consequently, the holders of a relatively minor number of shares of Preferred Stock may be able to block such proposals, even in circumstances where they would be in the best interests of the holders of Common Stock. (See "DESCRIPTION OF SECURITIES-Preferred Stock, Warrants, and Options Outstanding" below.)

     No Shareholder Meetings or Reports

     Since its formation, the Company has not held a meeting of its shareholders for purposes of electing directors or for any other purpose and has not distributed any annual report or financial information to its stockholders. Under Nevada law, the Company has been required since inception to have an annual shareholders' meeting for the election of directors, but has not done so because of the costs involved in the preparation and mailing of required proxy materials and holding meetings. In any year in which the Company has not held or does not hold a shareholders' meeting, a shareholder may force the Company to call such a meeting. Shareholders of the Company would have the right to nominate their own candidates for election as directors at such meeting in addition to the nominees of the Company for election as directors. Other business could also be acted on at such a meeting as the shareholders may determine. As a result, it is possible that the current directors and management could be replaced and Company policies changed. The Company has agreed to hold an annual meeting of shareholders on or before June 30, 1997.

     Determination of Purchase and Exercise Price

     The conversion ratio of the outstanding Preferred Stock and the exercise prices of the outstanding options and warrants were determined by the Company, taking into account the history of, and recent prices for, the Common Stock as quoted on Nasdaq at the time the Preferred Stock, options, and warrants were issued, the business history and prospects of the Company, the number of securities to be offered, and the general condition of the securities market, all as assessed by the Company's management. Such prices bear no relationship to the assets, earnings, or net tangible book value of the Company or any other traditional criteria of value. (See "PLAN OF DISTRIBUTION" and "DESCRIPTION OF SECURITIES" below.)

     Substantial and Immediate Dilution

     Persons purchasing the Common Stock will suffer a substantial and immediate dilution to the net tangible book value below the purchase price of such Common Stock. (See "DILUTION" below.)

     No Dividends

     The Company has not paid dividends in the past and does not plan to pay dividends in the foreseeable future, even if it were profitable. Earnings, if any, are expected to be used to advance the Company's exploration activities and for general corporate purposes, rather than to make distributions to shareholders.

     Registration Rights of Existing Shareholders

     The Company has previously granted to existing shareholders and holders of options and warrants, including officers and directors, registration rights that require the Company to include securities in future registration statements filed by the Company, subject to the approval of the managing underwriter in such future offerings and, in some cases, to file registration statements with respect to the resale, exercise, or conversion of the securities held by the holders of such registration rights, all at the expense of the Company. The Company has obtained the effectiveness of a registration statement respecting all of its registration obligations, subject to the requirement for updating through supplements or post-effective amendments. (See "DESCRIPTION OF SECURITIES-Registration Rights" below.)


                                NO NET PROCEEDS

     The issued and outstanding shares of Preferred Stock and warrants held by or to be issued to Selling Stockholders must be converted or exercised into shares of Common Stock prior to the resale of the Common Stock offered by the Selling Stockholders pursuant to this offering. The Company will receive no net proceeds from the conversion of the Preferred Stock or from the sale by the Selling Stockholders of the Common Stock issuable on such conversion or exercise. Proceeds received by the Company on the exercise of warrants, aggregating $2,770,145, if all warrants held by or to be issued to Selling Stockholders are exercised, will be used by the Company to pay general and administrative expenses, to the extent not funded from operating revenue, and for additional drilling, geological and geophysical data gathering, or lease acquisition. If all options and warrants held by persons other than the Selling Stockholders were exercised to acquire an additional 2,299,884 shares of Common Stock, the Company would receive proceeds of $20,818,711. There can be no assurance that any of the outstanding options or warrants will be exercised to provide any proceeds therefrom to the Company.


                                  THE COMPANY

     For information regarding the Company, reference is made to the Company's annual report on Form 10-K for the year ended December 31, 1995, the Company's quarterly report on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996, and September 30, 1996, and all documents subsequently filed by the Company pursuant to section 13(a), 13(c), 14, or 15(d) of the Exchange Act.


                                    DILUTION

     Immediately prior to this offering, the Company had a pro forma net tangible book value of $10,025,132, with 7,238,177 shares of Common Stock issued and outstanding, or approximately $1.39 per share. The pro forma net tangible book value per share decreases to $0.85 after deducting liquidation preferences of an aggregate of $3,862,781 with respect to the shares of outstanding 1991, 1994, 1995, 1996, and 1996-4 Preferred Stock. The pro forma net tangible book value is determined by adjusting the net tangible book value of the Company as of September 30, 1996, to give pro forma effect to the subsequent issuance of 40,528 shares of Common Stock on conversion of outstanding shares of Preferred Stock, 194,594 shares of Common Stock on exercise of Warrants for net proceeds of approximately $858,000, and 255 shares of 1996-4 Preferred Stock for net proceeds of approximately $2,310,000. (See "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" in the Company's 1995 Form 10-K and March, June, and September 1996, Form 10-Qs.)

     Purchasers of shares of Common Stock from Selling Stockholders will likely suffer substantial and immediate dilution in the adjusted net tangible book value per share of the Common Stock they purchase below the purchase price for such shares. Similarly, holders of Preferred Stock and Warrants will suffer dilution in the adjusted net tangible book value per share received on conversion or exercise below their effective purchase price per share. Based on the Company's net tangible book value immediately prior to this offering, after giving further effect to the conversion of all outstanding shares of Company Preferred Stock and the exercise of all Warrants owned by all Selling Stockholders to acquire the 970,019 shares of Common Stock to be sold in this offering (without giving effect to the issuance of an additional 188,132 shares that may be issued in certain circumstances), the Company would have a net tangible book value of $11,482,498, or approximately $1.40 per share, which represents a reduction of $3.54 per share from the closing sales price of $4.94 for the Company's Common Stock on Nasdaq on December 27, 1996.


                              SELLING STOCKHOLDERS

     The following table provides certain information, as of the date of this Prospectus, respecting the Selling Stockholders, the shares of Common Stock held by them, to be sold, and to be held following the offering, assuming the sale by such Selling Stockholders of all shares of Common Stock offered.

     The Selling Stockholders named below confirmed at the time they acquired the Preferred Stock and the Warrants that such securities were acquired for investment purposes only and without a view toward their resale and acknowledged the existence of restrictions on resale applicable to such securities. Such Selling Stockholders can sell such securities only in limited circumstances.
The Company is not aware of any intention by any Selling Stockholder to sell such Preferred Stock or Warrants prior to their conversion or exercise. This offering relates only to the sale of shares of Common Stock held or to be held by the Selling Stockholders named in the following table. If a Selling Stockholder sells the Preferred Stock or Warrants held by such Selling Stockholder prior to converting or exercising such securities into shares of Common Stock, such shares of Common Stock will not be registered and may not be resold pursuant to this offering.

                                                                                             Shares Owned
                                    Securities Owned Prior to the Offering(1)               After Offering

                                                                   1996-4
                                        1996-4       1996-4       Placement      Shares
                                      Preferred     Investor        Agent        to be
        Selling Stockholders           Stock(2)    Warrants(3)   Warrants(4)    Offered      Number     %

Glenn A. Adams                               --            --         1,500         1,500     --        --
Banque Scandinave en Suisse             103,111        44,444            --       147,555     --        --
Dunwoody Brokerage Services, Inc.            --            --         1,500         1,500     --        --
Enigma Investments, Ltd.                     --            --         2,067         2,067     --        --
Global Bermuda, L.P.                    154,667        66,667            --       221,334     --        --
P. Bradford Hathorn                          --            --         1,000         1,000     --        --
Davis C. Holden                              --            --           500           500     --        --
Kendrick Family Partnership, L.P.            --            --         9,893         9,893     --        --
Lakeshore International, Ltd.           103,111        44,444            --       147,555     --        --
Legong Investments, N.V.                128,889        55,556            --       184,445     --        --
The Matthew Fund, N.V.                  103,111        44,444            --       147,555     --        --
Otato Limited Partnership                64,444        27,778            --        92,222     --        --
Swartz Family Partnership, L.P.              --            --         9,893         9,893     --        --
Bruce Tate                                   --            --         2,000         2,000     --        --
Charles Whiteman                             --            --         1,000         1,000     --        --
                                        -------       -------        ------       -------     --        --
Total                                   657,333       283,333        29,353       970,019     --        --
                                        =======       =======        ======       =======     ==        ==

(1) Shares owned prior to the offering include all shares of Common Stock, if any, and underlying securities convertible or exercisable into shares of Common Stock owned by or issuable to the Selling Stockholder. Shares owned after the offering assume the sale of all shares of Common Stock offered pursuant to this offering. Percentage figures respecting the securities owned after the offering give effect to the conversion of all shares of Preferred Stock and the exercise of all Warrants by all Selling Stockholders.
(2) The 1996-4 Preferred Stock becomes convertible 15% on March 20, 1997, and 15% each month thereafter; provided that, until September 20, 1997, no more than 20% of the aggregate number of shares may be converted during any 30 day period. All of the 1996-4 Preferred Stock will be automatically converted on November 20, 1998. Each share of 1996-4 Preferred Stock is convertible into 1,333 shares of Common Stock, plus an accretion at 8% per annum, subject to adjustment in certain circumstances based on the market price of the Common Stock at the time of conversion. (See "DESCRIPTION OF SECURITIES" below.) The figures shown in the table reflect the shares of Common Stock issuable by the Company on conversion of the 1996-4 Preferred Stock as if currently convertible and based on the current market price of the Common Stock. An additional 131,466 shares of Common Stock are registered to satisfy the Company's obligation to register twice the number of shares issuable on conversion at an assumed $7.50 per share conversion price. The figures shown reflect the number of shares of Common Stock into which the 1996-4 Preferred Stock is convertible and not the actual number of shares of 1996 Preferred Stock issued and outstanding. Such shares of 1996-4 Preferred Stock must be converted into shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholder pursuant to this offering.
(3) Consists of Investor Warrants issuable to holders of 1996-4 Preferred Stock who convert their shares on or after November 20, 1997. The number of shares of Common Stock subject to such Investor Warrants will depend on the dates on which the holders convert their shares of 1996-4 Preferred Stock. Each holder who converts his or her 1996-4 Preferred Stock on November 20, 1997, shall be entitled to receive Investor Warrants to purchase 1,111 shares of Common Stock at an exercise price of $9.00 per share for each share of 1996-4 Preferred Stock converted on that date. The number of Investor Warrants issuable and the exercise price shall be adjusted ratably each day over the following year until November 20, 1998, at which time each holder of 1996-4 Preferred Stock who converts his or her shares on such date shall receive Investor Warrants to purchase 1,333 shares of Common Stock at an exercise price of $7.50 per share for each share of 1996-4 Preferred Stock converted on such date. The figures shown in the table reflect the shares of Common Stock issuable by the Company on exercise of the Investor Warrants as if all 1996-4 Preferred Stock were converted on November 20, 1997. An additional 56,666 shares of Common Stock are registered to provide sufficient shares in the event all of the 1996-4 Preferred Stock were converted on November 20, 1998. The Investor Warrants must be exercised to purchase shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholder pursuant to this offering.
(4) Consists of warrants to purchase 29,353 shares of Common Stock by the designees of the placement agent in the 1996-4 Preferred Stock Offering at an exercise price of $7.50, subject to adjustment in certain circumstances based on the market price of the Common Stock at each anniversary date of the issuance of the Placement Agent Warrants. Such Placement Agent Warrants must be exercised to purchase shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholder pursuant to this offering.


                             CERTAIN RECENT EVENTS

Reverse Stock Split

     Effective June 15, 1996, the Company effected a three-to-one reverse stock split of the Company's issued and outstanding stock. All share and per-share amounts in this prospectus have been adjusted to give effect to such stock split.

Sale of Additional Securities

     Since September 30, 1996, the Company has received an aggregate of approximately $2,310,000 in net proceeds from the sale of additional securities consisting of 255 shares of 1996-4 Preferred Stock. The resale of the Common Stock issuable upon the conversion of the 1996-4 Preferred Stock has been registered for resale in this offering.

Establishment of Credit Facility

     In November 1996, the Company established a credit facility with Colorado National Bank, Denver, Colorado, for a total loan amount of $10,000,000, with the maximum amount that can be outstanding at any one time determined twice yearly by the bank based on its analysis of the Company's cash flows and proved producing reserves. The initial commitment amount is $2,000,000. Amounts due under this credit facility are secured by the Company's Eagle Springs field.
The Company drew $1,000,000 under the credit facility in November 1996 to provide a portion of the funds required to acquire Barrett's 40% interest in the Eagle Springs field. The remainder of such funds required for such acquisition were provided from a portion of the net revenues from the sale of the 1996-4 Preferred Stock.

Certain Accounting Treatment

     In connection with the private placements of Preferred Stock in 1996, the Company expects to report a noncash charge against earnings (loss) available to common stockholders of approximately $1,700,000 during 1996. This charge relates to the discounted price for the shares of Common Stock issuable on conversion of the Preferred Stock, and will only impact the calculation of earnings per share related to the Common Stock.


                           DESCRIPTION OF SECURITIES

     The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.001 per share, and 50,000,000 shares of Common Stock, par value $0.001 per share.

Common Stock

     The holders of the Company's Common Stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights, and therefore, a majority of the shares of outstanding Common Stock is able to elect the entire board of directors, and if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that one-third of the issued and outstanding shares of the Company shall constitute a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required.

     Shareholders of the Company have no preemptive right to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of Common Stock, when issued, are fully paid and nonassessable.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

     The board of directors has the authority to issue the authorized but unissued shares without action by the shareholders. The issuance of such shares would reduce the percentage ownership held by persons purchasing stock in this offering and may dilute the book value of the then existing shareholders.

Preferred Stock, Warrants and Options Outstanding

     As of the date of this Prospectus, the Company had the following Preferred Stock, options and warrants outstanding as discussed in detail below.

                                      Number of Shares of     Price Per Share of
                                        Common Stock or         Common Stock or
                                         Common Stock            Common Stock
           Description                    Equivalent              Equivalent

Preferred Stock
    1991 Series                        13,334                        $3.75
    1994 Series                        55,047                        $6.00
    1995 Series                       204,443                        $4.50
    1996 Series                         3,333 *                      $3.75 *
    1996-4 Series                     657,333 *                      $4.50 *
Warrants to purchase Common Stock      17,450                        $4.50
                                       29,353                        $7.50
                                      169,222                       $12.00
                                      414,000                       $24.00
Options to purchase Common Stock       10,000                        $3.75
                                       22,667  422,000               $3.93
                                      128,000                        $4.00
                                      150,000                        $4.50
                                        1,667                        $5.00
                                      216,667                        $5.63
                                      100,000                        $6.375
                                        6,666                        $6.90
                                        3,333                        $7.50
                                       20,000                        $7.88
                                        3,333                        $9.00
                                                                     $9.75

* Based on an assumed trading price of the Common Stock of $5.00 per share, subject to adjustment in certain circumstances based on the market price of the Common Stock at the time of conversion.

     Preferred Stock

     The Company has 40,000 shares designated as 1991 Series Convertible Preferred Stock, 165,140 shares designated as 1994 Series Convertible Redeemable Preferred Stock, 613,334 shares designated as the 1995 Series Convertible Preferred Stock, 12.5 shares designated as the 1996 Series 6% Convertible Preferred Stock, and 255 shares designated as the 1996-4 Series Preferred Stock issued and outstanding as of the date of this Prospectus. The Company has no current plans to issue any additional Preferred Stock, except 70,000 shares of 1993 Preferred Stock to be issued on the exercise of the outstanding 1993 Placement Agent Warrants and 131,622 shares of 1994 Preferred Stock to be issued on the exercise of the outstanding 1994 Placement Agent Warrants. The Company's articles of incorporation provide that the board of directors of the Company has authority, without action by the shareholders, to issue the authorized but unissued Preferred Stock in one or more series, and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

     The 1991, 1994 and 1995 Preferred Stock is convertible, at the election of the holder, into the Company's Common Stock at the rate of one share of Common Stock for each three shares of Preferred Stock, after giving effect to the 3-for-1 reverse stock split of the Common Stock. The 1993 Preferred Stock issuable on the exercise of the 1993 Placement Agent Warrants is convertible, at the election of the holder, into the Company's Common Stock at the rate of two shares of Common Stock for each three shares of Preferred Stock. The 1996 Preferred Stock is convertible, at the election of the holder, into the Company's Common Stock at the rate of one share of 1996 Preferred Stock for the number of shares of Common Stock determined by dividing $1,000 by the lesser of $4.50 or 75% of the closing bid price of the Common Stock as reported on Nasdaq on the day preceding the date of conversion. The 1996-4 Preferred Stock is convertible, at the election of the holder, into the Company's Common Stock at the rate of one share of 1996-4 Preferred Stock for the number of shares of Common Stock determined by dividing $10,000, plus an accretion at 8% per annum, by the lesser of $7.50 or a percentage of the average closing bid price of the Common Stock as reported on Nasdaq for the five days preceding the date of conversion. Such percentage is 90% of the 1996-4 Preferred Stock if converted after March 20, 1997, and before May 20, 1997, 85% if after May 20, 1997, and before November 20, 1997, and 82.5% if after November 20, 1997.

     The 1991 Preferred Stock carries a preference of $1.25 per share on dissolution and liquidation of the Company, the 1994 Preferred Stock carries a preference of $2.00 per share, the 1995 Preferred Stock carries a liquidation preference of $1.50 per share, the 1996 Preferred Stock carries a liquidation preference of $1,000 per share and the 1996-4 Preferred Stock carries a liquidation preference of $10,000 per share. The 1991, 1994, and 1995 Preferred Stock votes as a single class with the Common Stock except as otherwise provided by the corporate laws of the state of Nevada. Shares of 1991, 1994 and 1995 Preferred Stock are entitled to one vote per share. The 1996 Preferred Stock and 1996-4 Preferred Stock are not entitled to vote except as required by the corporate laws of the state of Nevada and on certain specific matters. Except for the 1996 Preferred Stock, none of the issued and outstanding Preferred Stock is entitled to preferential dividends, but participates with the Common Stock in the unlikely event that a dividend is declared. The 1996 Preferred Stock is entitled to a 6% dividend payable in cash in the event the 1996 Preferred Stock is redeemed or in additional shares of Common Stock upon the conversion of the 1996 Preferred Stock. The 1996-4 Preferred Stock is entitled to an 8% accretion payable in additional shares of Common Stock upon the conversion of the 1996-4 Preferred Stock or in cash if the 1996-4 Preferred Stock is redeemed.

     The 1991 Preferred Stock is redeemable at $1.25 per share at any time after December 31, 1995, the 1994 Preferred Stock is redeemable at $4.00 per share at any time after March 31, 1996, the 1995 Preferred Stock is redeemable at $3.00 per share at any time after December 31, 1995, and the 1996 Preferred Stock is redeemable at $1,330 per share at any time after April 1, 1997. The 1996-4 Preferred Stock is redeemable at $13,000 per share at any time after November 20, 1997, through May 20, 1998, and at $12,500 thereafter. The 1996-4 Preferred Stock will automatically convert into shares of Common Stock on November 20, 1998. In each case, the Preferred Stock can be converted prior to the redemption date fixed in the notice.

     This Prospectus relates to the resale of Common Stock issuable on conversion of the 1996-4 Preferred Stock. Additional shares of Common Stock above the number of shares issuable at a conversion price equal to the current market value of the Common Stock have been registered to cover any potential decrease in such market price at the conversion date.

     Warrants

     The Company has issued and outstanding the following warrants to purchase Common Stock and has reserved an equivalent number of shares of Common Stock for issuance on exercise of such warrants. Each of the warrants described below is governed by a warrant agreement between the Company and the warrant agent. The following summary is subject to the detailed provisions of the warrant agreement governing such warrants.

     Holders of warrants are deemed to be shareholders of the Company only to the extent of the shares of Common Stock held by them. Holders of warrants, as such, are not entitled to vote with respect to matters submitted to the shareholders of the Company, are not entitled to participate in dividends, if any, and do not have ownership rights on termination or liquidation of the Company.

     $4.50 Warrants. The Company has issued and outstanding warrants to purchase 8,333 shares of Common Stock at an exercise price of $4.50 per share which expire in June 2000.

     A, B and L Warrants. Prior to October 30, 1994, the Company had issued and outstanding 1,242,000 B Warrants ("B Warrants") to purchase one share of Common Stock at an exercise price of $3.90 at any time prior to October 30, 1994. On October 30, 1994, the B Warrants expired pursuant to their terms without any Warrants being exercised. In October 1994, the Company issued L Warrants to the holders of record of the B Warrants on October 30, 1994, at the rate of one L Warrant for each B Warrant held. Giving effect to the 3-for-1 reverse stock split of the Common Stock, each L Warrant entitles the holder to purchase one share of Common Stock at $18.00 through December 31, 1995, or at $24.00 thereafter through December 31, 1996.

     The L Warrants are subject to redemption by the Company at a price of $0.10 per L Warrant on 30 days' prior written notice if the closing bid price of the Common Stock of the Company as quoted on Nasdaq exceeds the L Warrant exercise price, as adjusted to give effect to the reverse stock split, by at least 20% for 20 of 30 trading days during a period ending within 10 days of the notice of redemption. All L Warrants in any class must be redeemed if any L Warrant in that class is redeemed. L Warrants may be exercised during the 30 day period after notice of redemption has been given.

     M Warrants. The Company has issued and outstanding 507,666 M Warrants. Giving effect to the reverse stock split, the M Warrants entitle the holder to purchase one share of Common Stock for each three M Warrants held at $12.00 at any time through December 1, 1998. The M Warrants are subject to redemption by the Company at a redemption price of $0.10 per Warrant if the average closing price of the Common Stock is at least $12.00 per share for 20 consecutive trading days preceding the date of notice of redemption, subject to certain other conditions. Such Warrants may be exercised during the period after notice of redemption has been given and prior to the redemption date.

     1996 Placement Agent Warrants. The placement agent in the offering in which the 1996 Preferred Stock was sold has warrants to acquire 9,117 shares of Common Stock at a price equal to the lesser of $4.50 or 75% of the closing bid price of the Common Stock as reported on Nasdaq on the day preceding the date of exercise. The placement agent's warrants are exercisable before March 25, 2001.

     1996-4 Investor Warrants. The Company will issue to each holder of 1996-4 Preferred Stock who converts his or her shares after November 20, 1997, an Investor Warrant to purchase a number of shares of Common Stock, depending on the dates on which such shares of 1996-4 Preferred Stock are converted. Each share of 1996-4 Preferred Stock converted on November 20, 1996, will entitle the holder thereof to receive an Investor Warrant to purchase 1,111 shares of Common Stock at an exercise price of $9.00 per share. The number of shares and the exercise price of the Investor Warrants issued thereafter shall be adjusted ratably each day until November 20, 1998, when each share of 1996-4 Preferred Stock converted on such date will entitle the holder thereof to receive an Investor Warrant to purchase 1,333 shares of Common Stock at an exercise price of $7.50 per share. This Prospectus relates to the resale of Common Stock issuable on exercise of the Investor Warrants.

     1996-4 Placement Agent Warrants. The designees of the placement agent in the 1996-4 Preferred Stock offering have warrants to purchase an aggregate of 29,353 shares of Common Stock at an exercise price equal to the lesser of $7.50 or 125% of the average closing price of the Common Stock as reported on Nasdaq for the five days preceding each anniversary of the issuance of such warrants. Such warrants are exercisable at any time prior to November 8, 2001. This Prospectus relates to the resale of Common Stock issuable on exercise of the Placement Agent Warrants.

     Options

     The Company has issued and outstanding options to purchase up to 1,084,333 shares of Common Stock at a weighted average exercise price of $5.08 per share, including options to purchase 957,667 shares of Common Stock at a weighted average exercise price of $4.55 per share of Common Stock issued to executive officers, directors and employees of the Company.

     General

     Each of the foregoing warrants and options contain provisions that protect the holders thereof against dilution by adjustment in the number of shares of Common Stock purchasable on exercise of the warrants and options in certain events such as stock splits or stock dividends. In the event the number of warrant or option shares purchasable is increased, through the operation of the anti-dilution provisions, the exercise price will be reduced proportionately. Conversely, if the number of warrant or option shares purchasable is decreased, the exercise price will be increased proportionately.

Registrar and Transfer Agent

     The registrar and transfer agent of the Company's securities is Atlas Stock Transfer Corporation, 5899 South State Street, Salt Lake City, Utah 84107, telephone (801) 266-7151.

                              PLAN OF DISTRIBUTION

General

     This Prospectus relates to the public offer and sale by certain shareholders (the "Selling Stockholders") of an aggregate of up to 970,019 shares of Common Stock of the Company, plus an additional 188,132 shares of Common Stock issuable in certain circumstances, as follows: (i) 657,333 shares of Common Stock issuable on conversion of 255 shares of 1996-4 Preferred Stock, assuming a conversion price equal to the current market price of the Common Stock of $4.94 per share, plus up to 131,466 additional shares that may be issued on such conversion in the event of a lesser conversion price; (ii) 283,333 shares of Common Stock issuable on exercise of 1996-4 Investor Warrants, plus up to 56,666 additional shares, depending on the date on which such Investor Warrants are issued, at exercise prices between $7.50 and $9.00 per share; and (iii) 29,353 shares of Common Stock issuable on exercise of the 1996-4 Placement Agent Warrants at an exercise price of $7.50 per share, subject to adjustment depending on the trading price of the Common Stock at the anniversary dates of the issuance of such Warrants. (See "SELLING STOCKHOLDERS" and "DESCRIPTION OF SECURITIES" above.)

Sale of Common Stock

     The Common Stock to be sold by the Selling Stockholders may be sold by them from time to time directly to purchasers. Alternatively, the Selling Stockholders may, from time to time, offer the Common Stock for sale in the over-the-counter market through or to securities brokers or dealers that may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of Common Stock for whom they may act as agent. Any such sale of Common Stock by Selling Stockholders must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless a Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholders, and any dealers or brokers that participate in the distribution of the Common Stock, may be deemed to be "underwriters" as that term is defined in the Securities Act, and any profit on the sale of Common Stock by them and any discounts, commissions, or concessions received by any such dealers or brokers may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Common Stock may be sold by the Selling Stockholders from time to time in one or more transactions at a fixed offering price, which may be changed, or at prices that may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholder and the purchaser at the time of sale. The Company does not intend to enter into any arrangement with any securities dealer concerning solicitation of offers to purchase the Common Stock.

     The Company estimates that it will incur costs of approximately $20,000 in connection with this offering for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholders will be borne by them. Commissions or discounts paid in connection with the sale of securities by the Selling Stockholders will be determined by negotiations between them and the broker-dealer through or to which the securities are to be sold and may vary depending on the broker-dealers' commission or mark up schedule, the size of the transaction, and other factors.


                             LEGALITY OF SECURITIES

     The validity under the Nevada Revised Statutes of the issuance of the Common Stock have been passed on for the Company by Kruse, Landa & Maycock, L.L.C.


                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Hein + Associates LLP, certified public accountants, as stated in their report, which are incorporated herein by reference, and have been so incorporated in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

     The year end independent reserve dated December 31, 1995, incorporated by reference into this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, has been prepared by the firm of Malkewicz Hueni Associates, Inc., Golden, Colorado, as stated in its report, which is incorporated by reference and has been so incorporated by reference in reliance and upon such report given on the authority of that firm as experts in mining engineering.


      TABLE OF CONTENTS                          FORELAND CORPORATION
Section                  Page
SUMMARY AND INTRODUCTION...3
RISK FACTORS...............8
NO NET PROCEEDS...........14                    SHARES OF COMMON STOCK
THE COMPANY...............14
DILUTION..................15
SELLING STOCKHOLDERS......15
CERTAIN RECENT EVENTS.....17
MANAGEMENT................17                    ----------------------
DESCRIPTION OF SECURITIES.17
PLAN OF DISTRIBUTION......21                         PROSPECTUS
LEGALITY OF SECURITIES....22
EXPERTS...................22                    ----------------------

     No dealer, salesman, or other
person has been authorized in
connection with this offering to give
any information or to make any
representation other than as
contained in this Prospectus and, if
made, such information or
representation must not be relied on
as having been authorized by the
Company.  This Prospectus does not
constitute an offer to sell or the
solicitation of an offer to buy any
securities covered by this Prospectus
in any state or other jurisdiction to
any person to whom it is unlawful to
make such offer or solicitation in
such state or jurisdiction.                      January ____, 1997





                                    PART  II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


             ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the estimated expenses in connection with the distribution of the securities being registered:

Securities and Exchange Commission registration fee      $ 1,734
Legal fees                                                12,000
State "blue sky" fees and expenses (including              1,000
  attorneys' fees)
Accounting fees and expenses                               3,000
Printing expenses                                          1,000
Listing fees                                               1,266
                                                         -------
                                           Total         $20,000
                                                         =======

     All expenses, except the SEC fees, are estimates.

     The Selling Shareholder will not bear any portion of the foregoing expenses, but will pay fees in connection with the sale of the Common Stock offered hereby in those transactions completed to or through securities broker and/or dealers in the form of markups, markdowns, or commissions.


              ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.037 and 78.751 of the Nevada Revised Statutes and "ARTICLE VII. INDEMNIFICATION OF DIRECTORS AND OFFICERS" of the Registrant's articles of incorporation provide for indemnification of the Registrant's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy as expressed in the Securities Act and, therefore, is unenforceable. (See "ITEM 17. UNDERTAKINGS.")


                               ITEM 16.  EXHIBITS

     Copies of the following documents are included as exhibits to this Registration Statement, pursuant to item 601 of regulation S-K.

Exhibits

                 SEC
  Exhibit     Reference
    No.          No.                            Title of Document                            Location

Item 3.                    Articles of Incorporation and Bylaws


3.01              3        Articles of Incorporation                                     Incorporated by
                                                                                            Reference(4)

3.02              3        Bylaws                                                        Incorporated by
                                                                                            Reference(4)

Item 4.                    Instruments Defining the Rights of Security Holders,
                           Including Indentures

4.01              4        Specimen Common Stock Certificate                             Incorporated by
                                                                                            Reference(1)

4.02              4        Designation of Rights, Privileges, and Preferences of 1991    Incorporated by
                           Series Preferred Stock                                           Reference(1)

4.03              4        Designation of Rights, Privileges and Preferences of 1994     Incorporated by
                           Series Convertible Preferred Stock                               Reference(8)

4.04              4        Designation of Rights, Privileges and Preferences of 1995     Incorporated by
                           Series Convertible Preferred Stock                              Reference(13)

4.05              4        Designation of Rights, Privileges and Preferences of 1996     Incorporated by
                           Series 6% Convertible Preferred Stock                           Reference(14)

4.06              4        Designation of Rights, Privileges and Preferences of          Incorporated by
                           1996-2 Series 6% Convertible Preferred Stock                    Reference(15)

4.07              4        Designation of Rights, Privileges and Preferences of          Incorporated by
                           1996-3 Series 8% Convertible Preferred Stock                    Reference(15)

4.08              4        Certificate of Designation of 1996-4 Series Preferred Stock   Incorporated by
                                                                                           Reference(16)

4.09              4        Form of Underwriter's Warrant to Purchase Units               Incorporated by
                                                                                           Reference(10)

4.10              4        Warrant Agreement between the Company and Atlas Stock         Incorporated by
                           Transfer Corporation relating to X and Y Warrants                Reference(3)

4.11              4        Amendment to Warrant Agreement between the Company            Incorporated by
                           and Atlas Stock Transfer Corporation relating to X and Y         Reference(9)
                           Warrants

4.12              4        Amendment to Warrant Agreement between the Company            Incorporated by
                           and Atlas Stock Transfer Corporation relating to X and Y        Reference(10)
                           Warrants

4.13              4        Form of Warrant Agreement between the Company and             Incorporated by
                           Atlas Stock Transfer Corporation relating to L Warrants         Reference(10)

4.14              4        Warrant relating to $2.00 Warrants                            Incorporated by
                                                                                           Reference(10)

4.15              4        Form of Warrant Agreement between the Company and             Incorporated by
                           Atlas Stock Transfer Corporation relating to M Warrants         Reference(13)

4.16              4        Form of Warrants to Kevin L. Spencer and Jay W. Enyart        Incorporated by
                                                                                           Reference(15)

4.17              4        Warrant to First Geneva Holdings, Inc., relating to offering  Incorporated by
                           of 1996 Preferred Stock                                         Reference(15)
4.18              4        Form of Warrant to placement agent and assigns relating to    Incorporated by
                           offer of 1996-4 Series Preferred Stock, with related            Reference(16)
                           schedule

Item 5.                    Opinion re Legality

5.01              5        Opinion and Consent of Kruse, Landa & Maycock, L.L.C.             This Filing

Item 10.                   Material Contracts

10.01             10       Option Agreement between N. Thomas Steele and                 Incorporated by
                           Foreland Corporation, dated June 24, 1985**                     Reference(12)

10.02             10       Option Agreement between Kenneth L. Ransom and                Incorporated by
                           Foreland Corporation, dated June 24, 1985**                     Reference(12)

10.03             10       Option Agreement between Grant Steele and Foreland            Incorporated by
                           Corporation, dated June 24, 1985**                              Reference(12)

10.04             10       Form of Options to directors dated April 30, 1991 with        Incorporated by
                           respect to options previously granted 1986**                     Reference(1)

10.05             10       Agreement Regarding Oil and Gas Investments, dated            Incorporated by
                           May 15, 1991, between the Company and Santa Fe Energy            Reference(6)
                           Resources, Inc.

10.06             10       Agreement Regarding Oil and Gas Investments, dated            Incorporated by
                           May 15,1991, between the Company and Santa Fe                    Reference(6)
                           Operating Partners, Ltd.

10.07             10       Exploration Agreement, dated December 1, 1992, entered        Incorporated by
                           into by and between Santa Fe Energy Resources, Inc.,             Reference(2)
                           Santa Fe Energy Operating Partners, L.P., and the
                           Company

10.08             10       Form of Placement Agent Warrant Agreement, dated              Incorporated by
                           February 4, 1993, between the Company and George E.              Reference(9)
                           Dullnig & Co.

10.09             10       Form of Executive Employment Agreement between the            Incorporated by
                           Company and executive officers, with form of letter and          Reference(9)
                           related schedule**

10.10             10       Form of Stock Appreciation Rights Agreement between           Incorporated by
                           the Company and officers, with related schedule**                Reference(9)

10.11             10       Form of Nonqualified Stock Option between the Company         Incorporated by
                           and unrelated third parties, with related schedule               Reference(9)

10.12             10       Operating Agreement between the Company and Enserch           Incorporated by
                           Exploration, Inc., and Berry Petroleum Company dated             Reference(9)
                           June 17, 1993 (as revised June 22, 1993)

10.13             10       Crude Oil Purchase Agreement between the Company              Incorporated by
                           and Crysen Refining, Inc., dated September 1, 1993 (Nye          Reference(8)
                           County, Nevada)

10.14             10       Crude Oil Purchase Agreement between the Company              Incorporated by
                           and Crysen Refining, Inc., dated September 1, 1993               Reference(8)
                           (Eureka County, Nevada)

10.15             10       Loan Agreement by and among Foreland Corporation              Incorporated by
                           together with its two subsidiaries Krutex Energy                 Reference(8)
                           Corporation and Eagle Springs Production Limited
                           Liability Company and CapitalPro International, Inc.,
                           dated April 30, 1994

10.16             10       Letters from Executive Officers re:  Salary deferrals**       Incorporated by
                                                                                           Reference(13)

10.17             10       Conditional Letter of Acceptance dated June 22, 1994,         Incorporated by
                           and related Farmout Letter Agreement between Yates               Reference(8)
                           Petroleum Corporation and Trail Mountain, Inc.

10.18             10       Lease Agreement dated June 7, 1993, by and between            Incorporated by
                           Ulster Joint Venture and the Company regarding Union             Reference(8)
                           Terrace Office, as amended

10.19             10       Agreement dated August 9, 1994, between Plains                Incorporated by
                           Petroleum Operating Company and the Company                      Reference(8)

10.20             10       Letter Agreement dated September 29, 1994, between the        Incorporated by
                           Company, Kanowa Petroleum, Inc., and D&R Investments            Reference(10)
                           relating to interest in Eagle Springs lease.

10.21             10       Letter Agreement dated October 1, 1994, between Krutex        Incorporated by
                           Energy Corporation and Caldera & Clements Minerals              Reference(10)
                           regarding Lulling Farmout Agreement.

10.22             10       Letter Agreement dated September 28, 1994, between the        Incorporated by
                           Company and Mobil Exploration & Producing U.S., Inc.            Reference(10)
                           regarding the Rustler Prospect Farmout Agreement.

10.23             10       Form of Options to employees, with related schedule           Incorporated by
                                                                                           Reference(10)

10.24             10       Form of Promissory Notes relating to certain options          Incorporated by
                           exercised by officers, with related schedule                    Reference(10)

10.25             10       Form of Option granted pursuant to reload provisions of       Incorporated by
                           previously granted options with related schedule                Reference(10)

10.26             10       Letter dated January 25, 1995 from Plains Petroleum           Incorporated by
                           Operating Company regarding Plains' election under the          Reference(13)
                           Agreement dated August 9, 1994.

10.27             10       Form of Letter Agreement dated March 8, 1995 between          Incorporated by
                           the Company and Parsley & Parsley Development, L.P.             Reference(13)
                           regarding Exploration Agreement.

10.28             10       Form of Letter Agreement dated March 24, 1995 between         Incorporated by
                           the Company and Mobil Exploration & Producing U.S.,             Reference(13)
                           Inc., regarding the Rustler Prospect Farmout Agreement

10.29             10       Form of Registration Agreement relating to Units              Incorporated by
                           consisting of 1995 Series Preferred Stock and M Warrants        Reference(13)

10.30             10       Crysen Refining, Inc., document respecting extension of       Incorporated by
                           Crude Oil Purchase Agreement                                    Reference(13)

10.31             10       Form of Registration Agreement relating to 1996 Series        Incorporated by
                           Convertible Preferred Stock                                     Reference(15)

10.32             10       Amendment and Replacement of Acreage Exchange                 Incorporated by
                           and Seismic Agreement dated September 1, 1995,                  Reference(15)
                           between Foreland Corporation, Hugoton
                           Energy Corporation and Maxwell Petroleum, Inc.

10.33             10       Form of Revised Executive Employment Agreement                Incorporated by
                           between the Company and executive officers, with                Reference(16)
                           related schedule**

10.34             10       Form of Nonqualified Stock Options granted to executive       Incorporated by
                           officers dated July 18, 1996, with related schedule**           Reference(16)

10.35             10       Form of Nonqualified Stock Options granted to executive       Incorporated by
                           officers in connection with employment agreements, with         Reference(16)
                           related schedule**

10.36             10       Form of Nonqualified Stock Options granted to                 Incorporated by
                           employees in connection with employment agreements,             Reference(16)
                           with related schedule

10.37             10       Form of Registration Rights Agreement relating to offer       Incorporated by
                           of 1996-4 Series Preferred Stock, with related schedule         Reference(16)

10.38             10       Purchase and Sale Agreement dated November 14, 1996,          Incorporated by
                           between Plains Petroleum Operating Company and                  Reference(17)
                           Eagle Springs Production Limited Liability Company,
                           respecting the purchase of Plains' interest in the Eagle
                           Springs Field, with related Assignment, Conveyance, and
                           Bill of Sale

Item 23.                   Consents of Experts and Counsel

23.01             23       Consent of Kruse, Landa & Maycock, L.L.C., counsel to              See Item 5
                           Registrant

23.02             23       Consent of Hein + Associates LLP, certified public                This Filing
                           accountants

23.03             23       Consent of Malkewicz Hueni Associates, Inc.                       This Filing

Item 24.                   Power of Attorney

24.01             24       Power of Attorney                                               See Signature
                                                                                                    Page

(1) Incorporated by reference from the Company's registration statement on form S-2, SEC file number 33-42828.
(2) Incorporated by reference from the Company's annual report on form 10-K for the fiscal year ended December 31, 1992.
(3) Incorporated by reference from the Company's quarterly report on form 10-Q for the period ending March 31, 1993.
(4) Incorporated by reference from the Company's registration statement on form S-1, SEC file number 33-19014.
(5) Incorporated by reference from the Company's registration statement on form S-2, SEC file number 33-34970.
(6) Incorporated by reference from the Company's annual report on form 10-K for the fiscal year ended December 31, 1991.
(7) Incorporated by reference from the Company's annual report on form 10-K for the fiscal year ended December 31, 1993.
(8) Incorporated by reference from the Company's registration statement on form S-1, SEC file number 33-81538.
(9) Incorporated by reference from the Company's registration statement on form S-2, SEC file number 33-64756.
(10) Incorporated by reference from the Company's registration statement on form S-2, SEC file number 33-86076.
(11) Incorporated by reference from the Company's quarterly report on form 10-Q for the period ending March 31, 1993.
(12) Incorporated by reference from the Company's annual report on form 10-K for the fiscal year ended December 31, 1985.
(13) Incorporated by reference from the Company's annual report on form 10-K for the fiscal year ended December 31, 1994.
(14) Incorporated by reference from the Company's annual report on form 10-K for the fiscal year ended December 31, 1995.
(15) Incorporated by reference from the Company's registration statement on form S-3, SEC file number 333-3779.
(16) Incorporated by reference from the Company's quarterly report on form 10-Q for the period ending September 30, 1996.
(17) Incorporated by reference from the Company's interim report on form 8-K dated November 15, 1996.

** Identifies each management contract or compensatory plan or arrangement required to be filed as an exhibit.


                             ITEM 17.  UNDERTAKINGS

Rule 415 Offerings: Post-Effective Amendments.  [Regulation S-K, Item 512(a)]

     The undersigned Registrant will:

          (1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Filings Incorporating Subsequent Exchange Act Documents by Reference [Regulation S-K, Item 512(b)]

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Incorporated Annual and Quarterly Reports [Regulation S-K, Item 512(e)]

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of rule 14a-3 or rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by article 3 of regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Indemnification.  [Regulation S-K, Item 512(h)]

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer, or controlling person of the small business issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lakewood, state of Colorado, on the 30th day of December, 1996.

                                   FORELAND CORPORATION
                                   (Registrant)


                                   By   /s/  N. Thomas Steele
                                      N. Thomas Steele, President


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints N. Thomas Steele and Bruce C. Decker, and each of them, with power of substitution, as his attorney-in-fact for him, in all capacities, to sign any amendments to this Registration Statement and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 30th day of December, 1996.


   /s/  N. Thomas Steele
N. Thomas Steele, Director
and President (Principal
Executive Officer)

   /s/  Dr. Grant Steele
Dr. Grant Steele, Director

   /s/  Kenneth L. Ransom
Kenneth L. Ransom, Director
and Vice-President of
Exploration

   /s/  Bruce C. Decker
Bruce C. Decker, Director and
Vice-President of
Operations (Principal
Financial and Accounting
Officer)





end